UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K      [  ] Form 20-F   [  ] Form 11-K  [  ] Form 10-Q
              [ ] Form N-SAR     [  ] Form N-CSR

For Period Ended: July 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For the Transition Period Ended:


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

NovaDel Pharma Inc.
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Full Name of Registrant

Flemington Pharmaceutical Corporation
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Former Name if Applicable

25 Minneakoning Road
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Address of Principal Executive Office

Flemington, New Jersey  08822
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City, State and Zip Code


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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

In connection with the preparation of the Annual Report on Form 10-KSB of NovaDel Pharma Inc. (the "Company"), for the fiscal year ended July 31, 2004, the Company's independent registered public accounting firm, J.H. Cohn LLP, brought to the attention of the Company that certain of the Company's issued and outstanding stock options might need to be subject to variable accounting treatment under applicable accounting standards, and, accordingly, previously unrecognized compensation expenses might need to be recognized in the Company's previously issued financial statements under the Financial Accounting Standards Board's Interpretation 44, "Accounting for Certain Transactions involving Stock Compensation--an interpretation of APB Opinion No. 25" (Issue Date 3/00). After a full review of the matter, the Company has determined that such options should be subject to variable accounting. In the Form 10-KSB, the Company will be restating its financial statements for all periods since January 15, 2002 (i.e., all periodic reports subsequent to the Company's Quarterly Report on Form 10-QSB for the quarter ended October 31, 2001).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

              Jean W. Frydman, Esq.  (908) 782-3431

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                           Yes [X]      No [  ]
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           Yes [X]      No [  ]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company plans to file with the Securities and Exchange Commission amended financial statements set forth in the Company's Form 10-KSB for the fiscal year ended July 31, 2004, restating its financial statements for all periods since January 15, 2002, to reflect a change in the manner in which the Company had accounted for certain stock options. The adjustments result from the recent review of certain stock option exercise provisions by the Company and its independent registered public accounting firm.

         These changes reflect variable accounting treatment of the affected stock options for the relevant periods, resulting from cashless exercise provisions applicable to options held by employees and directors. Under variable option accounting, compensation expense is increased or decreased as a result of changes in the market price of the Company's common stock. The Company's management is in the process of reviewing the adjustments with its Board of Directors and its current and previous independent registered public accounting firms, each of whom agreed with the Company's decision to restate its results of operations for the fiscal years ended July 31, 2002, and July 31, 2003, and for the Company's quarterly results in fiscal year 2004. The Company has rescinded the applicable option exercise provisions that resulted in the variable option accounting treatment in the Company's financial statements.

         The Company also expects to report material weaknesses in its internal and disclosure controls and procedures, and the steps it is taking to address such weaknesses, in the Company's Form 10-KSB for the fiscal year ended July 31, 2004.



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                               NovaDel Pharma Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 1, 2004           By:  /s/ Gary A. Shangold
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                                      Gary A. Shangold, M.D.
                                      President and Chief Executive Officer